Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE COMPLETES THIRD PARTY PROPAGATION TESTING TO IMPROVE NETWORK PERFORMANCE AND DEPLOYMENT CAPABILITIES

Company first to establish characterization of urban NLOS paths using 60 GHz

Ottawa, Canada, August 21, 2014  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced the completion of a series of extensive outdoor small cell backhaul propagation tests that have been conducted with a 3rd party for street level characterization.  This testing has validated and characterized non-line-of-sight (NLoS) paths at street level utilizing 60 GHz small cell backhaul deployment technologies. The exercise also validated and characterized the accuracy of NLOS path predictions in order to improve deployment and network planning.

As a result, the testing characterized distance limitations that are experienced by street level line-of-sight (LOS) paths due to flat fading.  Flat fading had been found to limit urban paths with no incline to less than 400 meters, even with sufficient planned path fade margins.  This testing focused upon how flat fading can be improved with various angles of incline.

Tests were made with and without vehicular traffic, characterizing RF channel behavior in LoS and NLoS conditions to verify product performance and determine best deployment practices.

“Conducting street level, outdoor small cell backhaul testing has enabled us to successfully characterize NLOS operation in the 60GHz band, through the first reported characterization of V-Band performance on Urban NLOS paths,” said Erik Boch, DragonWave CTO and VP of Engineering. “We have gained actionable knowledge about how to combat path limitations that are present in urban deployments, and our network planning service will support both improved small cell performance and deployment capabilities”

DragonWave’s line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. For Small Cell backhaul, DragonWave offers a wide range of line-of-site and non-line-of-site radio solutions from sub-6GHz to 80GHz.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Avenue® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424